Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252089

PROSPECTUS SUPPLEMENT NO. 10

To Prospectus dated January 22, 2021

Up to 48,083,495 Shares of Common Stock

Up to 11,900,000 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 4,233,333 Warrants

This prospectus supplement no. 10 supplements the prospectus dated January 22, 2021 (the “Prospectus”) relating to the issuance by us of up to an aggregate of 11,900,000 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 4,233,333 shares of Common Stock that are issuable upon the exercise of 4,233,333 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of our predecessor company, Pivotal Investment Corporation II (“Pivotal”), and (ii) up to 7,666,667 shares of Common Stock that are issuable upon the exercise of 7,666,667 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of Pivotal. We will receive the proceeds from any exercise of any Warrants for cash.

The Prospectus and prospectus supplement also relates to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (A) up to 48,083,495 shares of Common Stock, including (i) 15,000,000 shares of Common Stock originally issued in a private placement at the closing of the Business Combination (as defined below), (ii) 21,504,622 shares of Common Stock issued to directors, officers and affiliates of Legacy XL (as defined below) pursuant to the Merger Agreement (as defined below) in connection with the Business Combination, (iii) 5,750,000 shares of Common Stock issued upon conversion of shares held by the Sponsor (as defined below) and certain affiliates of Pivotal in connection with the Business Combination, (iv) up to 4,233,333 shares of Common Stock that are issuable upon the exercise of the Private Placement Warrants, and (v) up to 1,595,540 shares issued or issuable upon the exercise of Legacy XL warrants (the “Legacy XL Warrants”) assumed by us in connection with the Business Combination, and (B) up to 4,233,333 Private Placement Warrants. We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that the Selling Securityholders will offer or sell any of the shares of Common Stock or Warrants. The Selling Securityholders may offer, sell or distribute all or a portion of their shares of Common Stock or Warrants publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to this prospectus. We provide more information about how the Selling Securityholders may sell the shares or Warrants in the section entitled “Plan of Distribution.”

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on July 21, 2021.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “XL”. On July 20, 2021, the closing price of our Common Stock was $6.82

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 21, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 15, 2021

XL FLEET CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38971	83-4109918
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

145 Newton Street Boston, MA	02135
(Address of principal executive offices)	(Zip Code)

(617) 718-0329

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	XL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

On July 15, 2021, XL Fleet Corp. (the “Company”) invested $3 million in convertible notes issued by eNow, Inc. (the “Transaction”). The transaction also provided the Company with the right to acquire eNow at a pre-determined valuation and a right of first refusal with respect to competing proposals to acquire eNow, which rights expire December 31, 2021.

The foregoing description of the Transaction does not purport to be complete and is qualified in its entirety by reference to the Transaction agreements, which will be filed as exhibits to the Company’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2021.

On July 21, 2021, the Company issued a press release announcing the Agreement. A copy of the press release is furnished as Exhibit 99.1 hereto and the description of the Transaction included therein is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit Number	Description
99.1	Press Release of XL Fleet Corp., dated July 21, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

XL FLEET CORP.

Date: July 21, 2021	By:	/s/ James Berklas
	Name:	James Berklas
	Title:	General Counsel

Exhibit 99.1

XL Fleet and eNow Announce Partnership to Electrify Refrigerated Trailers

Development and supply agreement enables XL Fleet to provide battery and power electronics systems for eNow’s innovative electrified refrigerated trailer solution

Next generation electrified refrigerated trailers reduce diesel fuel usage and can deliver lower total cost of ownership

XL Fleet invests in eNow, Inc. to support commercialization of new Class 8 product line

Partnership bolsters XL Fleet’s Electrification-as-a-Service strategy by expanding market opportunity for its electrified powertrain and charging solutions through financed clean infrastructure offerings

BOSTON, July 21, 2021 – XL Fleet Corp. (NYSE: XL) (“XL Fleet” or the “Company”), a leader in vehicle electrification solutions for commercial and municipal fleets, today announced a battery and power electronics development and supply agreement and investment in eNow, Inc. (“eNow”), a provider of solar and battery power systems that enable fully-electric Transport Refrigeration Units (eTRUs) for Class 8 commercial trailers. Under the terms of the agreement, XL Fleet will supply battery and power electronics systems for the first 1,000 units of eNow’s electrified refrigerated trailer solutions.

eNow has pioneered the development of mobile solar battery-charging systems to the commercial fleet market since 2011. eNow’s patented solar systems efficiently capture the sun’s energy with roof mounted solar modules, and then store the energy in auxiliary batteries used to power lift gates, in-cab HVAC, refrigeration, telematics and other hotel loads such as appliances and lighting. eNow has established itself in a favorable pre-market position to deliver emission-free eTRUs for commercial trailers in the U.S.

Partnership with eNow

XL Fleet’s partnership with eNow accelerates and expands the Company’s existing market opportunity into Class 8 trailers. Approximately 50,000 new diesel-powered refrigerated trailers are sold annually in the U.S., reflecting a multi-billion-dollar potential total addressable market for all-electric solutions. Each conventional diesel power refrigerated trailer can use as much diesel as a delivery truck uses in a day, so there are large opportunities for diesel and emissions savings with electrified refrigerated trailers. Additionally, the partnership enhances XL Fleet’s strategic position to collaborate with important Class 8 transportation customers, providing potential cross-selling opportunities for XL Fleet’s integrated solutions offering, including electrified powertrains and XL Grid charging infrastructure.

XL Fleet and eNow are collaborating on the design and development of the system that will power eTRU’s, as a replacement for conventional diesel-powered systems. XL Fleet is developing the high-capacity integrated lithium-ion battery and power electronics technology that will be installed underfloor of the Class 8 trailer, providing approximately 12 hours or more of run time between charges. eNow will integrate this system into its architecture, including solar panels mounted on the roof of the trailer to maintain the battery charge and extend operation. Currently available 480V 3 phase shore power will be used for charging of the batteries and powering of the eTRU when idle or during loading and unloading of the trailer. The system will be equipped with a thermal management system to enable year-round operation across North America. XL Grid will support customers that require new charging or expanded charging infrastructure, or energy solutions. This partnership also builds on XL Fleet’s promise of delivering Electrification-as-a-Service, by giving customers the opportunity to finance or lease the refrigerated trailers and related infrastructure.

eTRUs deliver a lower total cost of ownership and are more environmentally friendly than diesel powered units currently serving the majority of the market today. eTRUs can be hauled by traditional internal combustion engine or electrified tractors, as a way for fleet managers to immediately and significantly reduce emissions. XL Fleet and eNow expect to deliver initial eTRUs beginning in the first half of 2022 to customers in industries including food retail, manufacturing and distribution.

eNow Investment

Concurrent with the agreement, XL Fleet invested $3 million in convertible notes. Additionally, XL Fleet has the right to acquire eNow at a pre-determined valuation.

Management Commentary

“Our partnership and associated investment is consistent with our fleet electrification strategy, and provides us with efficient access to a large market with significant growth potential, while opening new doors for additional opportunities to provide our integrated fleet electrification and XL Grid solutions to Class 8 fleets,” said Tod Hynes, Founder and President of XL Fleet.

“We have been collaborating with eNow on critical engineering elements of this exciting next generation electrified refrigerated trailer offering for some time now, and continue to be impressed by the team’s technology, ingenuity and shared passion for sustainability,” said Dimitri Kazarinoff, CEO of XL Fleet.

“XL Fleet’s mission to help corporations and their fleets lower operating costs while supporting sustainability goals aligns closely with ours,” said Jeff Flath, President & CEO at eNow. “This partnership will change the way the transportation industry thinks about energy and refrigerated transportation, as together we will offer the most advanced renewable power systems for reefer trailers, coupled with charging infrastructure, to eliminate a major source of diesel fuel consumption and emissions for fleets.”

About XL Fleet Corp.

XL Fleet is a leading provider of vehicle electrification solutions for commercial and municipal fleets in North America, with more than 150 million miles driven by customers such as The Coca-Cola Company, Verizon, Yale University and the City of Boston. XL Fleet’s hybrid and plug-in hybrid electric drive systems can increase fuel economy up to 25-50 percent and reduce carbon dioxide emissions up to 20-33 percent, decreasing operating costs and meeting sustainability goals while enhancing fleet operations. XL Fleet’s plug-in hybrid electric drive system was named one of TIME magazine’s best inventions of 2019. For additional information, please visit www.xlfleet.com.

About eNow

eNow is a clean-technology company and pioneer of renewable energy systems for heavy-duty trucks and trailers. eNow’s award-winning systems use a combination of green power sources, including solar, to reduce CO2 emissions and cut fuel and maintenance costs of reefer trailers by 30-50%. eNow’s patented systems provide significant ROI while helping companies offset regulatory requirements and meet their ESG goals. HDT magazine named eNow’s All-Electric Solar-based Rayfrigeration™ System a “Top 20 for 2021” product. Since 2011, eNow has also deployed over 4,500 units of its solar based systems to help fleets cut costs and maintain auxiliary batteries for liftgates, eAPUs (in-cab HVAC), telematics and other applications. For additional information please visit www.enowenergy.com

Forward Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of management and are not predictions of actual performance. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including but not limited to failure to realize the anticipated benefits from the business combination; the effects of pending and future legislation; the highly competitive nature of the Company’s business and the commercial vehicle electrification market; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in the components or chassis necessary to support the Company’s products and services; the introduction of new technologies; the impact of the COVID-19 pandemic on the Company’s business, results of operations, financial condition, regulatory compliance and customer experience; the potential loss of certain significant customers; privacy and data protection laws, privacy or data breaches, or the loss of data; general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to convert its sales opportunity pipeline into binding orders; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s future business; the availability of capital; and the other risks discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K filed on March 31, 2021, as amended and supplemented by the 10-K/A filed May 17, 2021, and other documents that the Company files with the SEC in the future. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. These forward-looking statements speak only as of the date hereof and the Company specifically disclaims any obligation to update these forward-looking statements.

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XL Fleet Media Contact:

PR@xlfleet.com

XL Fleet Investor Contact:

xlfleetIR@icrinc.com